Exhibit 12.1

Pepco Holdings, Inc.

	Six Months Ended June 30, 2009	For the Year Ended December 31,
		2008	2007	2006	2005	2004
	(millions of dollars)
Income before extraordinary item (a)	$69	$305	$324	$245	$369	$257

Income tax expense (b)	37	168	188	161	255	167

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	194	341	348	343	341	376
Other interest	12	24	25	19	20	21
Preferred dividend requirements of subsidiaries	—	—	—	1	3	3

Total fixed charges	206	365	373	363	364	400

Non-utility capitalized interest	(3)	(6)	(2)	(1)	(1)	—

Income before extraordinary item, income tax expense, fixed charges and non-utility capitalized interest	$309	$832	$883	$768	$987	$824

Total fixed charges, shown above	206	365	373	363	364	400

Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	1	2	2

Fixed charges for ratio computation	$206	$365	$373	$364	$366	$402

Ratio of earnings to fixed charges and preferred dividends	1.50	2.28	2.36	2.11	2.70	2.05

(a)	Excludes income/losses from equity investments.
(b)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.